Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

February 5, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	United Capital Consultants, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 4, 2019
File No. 333-227881

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 3 to Registration Statement on Form S-1 for United Capital Consultants, Inc. (the “Company”).

The following responses address the oral comments of the reviewing staff of the Commission provided on February 5, 2019 (the “Oral Comments”) in response to the filing of the Amendment No. 2 to the Registration Statement on Form S-1 in February 2019.

Opinion of Counsel

1.	Please revise the opinion of counsel included as an exhibit to the Registration Statement to reflect that the common stock shares to be registered thereunder are to be offered pursuant to both a direct offering by the Company and a secondary resale offering by selling shareholders of the Company.

Response: In response to the comment made by the Staff of the Commission, the Company has included a revised opinion of counsel as an exhibit to the Registration Statement to reflect that the common stock shares to be registered thereunder are to be offered pursuant to both a direct offering by the Company and a secondary resale offering by selling shareholders of the Company.

*   *   *   *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman@lagmanlegal.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

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